Exhibit (a)(5)(C)

Hunter Maritime Acquisition Corp. Announces Results of Shareholder Meeting—Extension of Time for Business Combination Approved

October 31, 2018 - Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the "Company" or "Hunter") announced today the results of its shareholder meeting held on October 31, 2018. At the meeting, shareholders approved an amendment to the Company's Amended and Restated Articles of Incorporation extending the date by which the Company must consummate its initial business combination from November 23, 2018 to April 23, 2019 (the "Extension Amendment"). Additionally, shareholders approved an amendment to the Investment Management Trust Agreement (the "IMTA") governing the trust account established to hold the proceeds of the Company's initial public offering (the "Trust Account") to permit the withdrawal from the Trust Account and distribution of an amount not to exceed $143,502,637.50 to those persons tendering Class A common shares of the Company pursuant to the previously-announced tender offer conducted in connection with the approval of the Extension Amendment (the "Extension Tender Offer") and to extend the date on which to liquidate the Trust Account in accordance with the IMTA to April 23, 2019 (together with the proposal on the Extension Amendment, the "Proposals").

Morrow & Co., LLC acted as the proxy solicitor for shareholder meeting. For questions and information, please call the proxy solicitor toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

The Extension Tender Offer commenced on October 5, 2018 and will expire at 5:00 PM, New York City time, on November 6, 2018, unless extended. The approval of the Proposals was a condition to the consummation of the Extension Tender Offer, and the Extension Amendment will not be effected if the Extension Tender Offer is not consummated. The Extension Tender Offer is subject to certain other conditions, including that no more than 14,173,100 Class A common shares may be validly tendered and not properly withdrawn prior to the expiration of the Extension Tender Offer.

The Company's board of directors recommends that existing shareholders not tender their Class A common shares after they review the Offer to Purchase, contained in the Company's tender offer statement on Schedule TO, as amended, which has been filed with the U.S. Securities and Exchange Commission (the "SEC") and which has been distributed to shareholders.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company has filed a tender offer statement on Schedule TO, as amended, containing an offer to purchase, form of letter of transmittal and other documents relating to the Extension Tender Offer. These documents contain important information about the Extension Tender Offer that should be read carefully and considered before any decision is made with respect to the Extension Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Extension Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.

This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic Saverys
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be

Investor Relations/Media
Morrow Sodali LLC
Tel: (800) 662-5200
E-mail: HUNT.info@morrowsodali.com